                                  FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                         for the fiscal year ended
                             December 31, 2002
                         Commission File No. 1-7564


                       DOW JONES 401(k) SAVINGS PLAN
                         (Full title of the plan)


                         DOW JONES & COMPANY, INC.
                  200 Liberty Street, New York, NY  10281
           (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive office)

Dow Jones 401(k) Savings Plan
Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

Dow Jones 401(k) Savings Plan
Index to Financial Statements
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002



                                                                    Page

Report of Independent Accountants                                      1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
    December 31, 2002 and 2001                                         2

  Statement of Changes in Net Assets Available for
    Plan Benefits for the Year Ended December 31, 2002                 3

Notes to Financial Statements                                          4

Exhibits:

  Consent of Independent Accountants

  Statement Pursuant to Section 1350(a) of title 18, United States Code






                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Board of Directors of Dow Jones & Company, Inc., administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          DOW JONES 401(k) SAVINGS PLAN


Date:June 25, 2003                         by /s/Thomas W. McGuirl
     --------------                          -------------------------
                                             Treasurer
                                             Dow Jones & Company, Inc.

                   Report of Independent Accountants


To the Participants and Administrator of Dow Jones 401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Dow Jones 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/PricewaterhouseCoopers LLP
-----------------------------
May 30, 2003
New York, New York

Dow Jones 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001

                                               2002                2001
Assets
  Investment in the Master Trust          $752,628,131        $866,474,147
  Participant loans                         12,576,654          13,820,880
                                          ------------        ------------

    Total investments                      765,204,785         880,295,027

  Receivables
    Employer's contribution                    295,752             264,224
    Participants' contributions                358,582             264,022
                                          ------------        ------------

     Total receivables                         654,334             528,246
                                          ------------        ------------

Net assets available for benefits         $765,859,119        $880,823,273
                                          ============        ============




















The accompanying notes are an integral part of these financial statements.

Dow Jones 401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Investment results
  Investment loss from the Master Trust                       $(84,105,158)
  Interest income from participant loans                         1,048,350
                                                              ------------
     Total investment loss, net                                (83,056,808)

Additions to net assets attributed to
  Contributions to the Plan
    By the employer                                             17,711,695
    By participants                                             18,680,947
                                                              ------------
     Total contributions                                        36,392,642

  Transfers in                                                     912,542
                                                              ------------
     Total additions                                            37,305,184
                                                              ------------

Deductions from net assets attributed to
  Benefits paid to participants                                (67,839,989)
  Loan cancellations                                            (1,332,469)
  Administrative expenses                                          (40,072)
                                                              ------------
     Total deductions                                          (69,212,530)
                                                              ------------
     Net decrease                                             (114,964,154)

Net assets available for plan benefits
  Beginning of the year                                        880,823,273
                                                              ------------

  End of the year                                             $765,859,119
                                                              ============










The accompanying notes are an integral part of these financial statements.

Dow Jones 401(k) Savings Plan
Notes to Financial Statements

 1. Description of Plan

The following description provides only general information of the Dow Jones 401(k) Savings Plan (the "Plan"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, and covers eligible employees of Dow Jones & Company Inc. and certain of its subsidiaries and affiliates ("Dow Jones" or the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Eligible employees are enrolled in the Plan on January 1st or July 1st after completing six months of service.

Contributions
The Plan provides eligible employees with (1) a fixed company contribution equal to 3% of covered compensation up to $200,000 (the compensation limit set by the IRS), (2) the opportunity to make employee pre-tax savings contributions of up to 10% and effective July 1, 2002 40% of covered compensation (subject to IRS limitations), and (3) a 100% company match on those employee contributions up to the first 2% of covered compensation (subject to IRS limitations).

Investment Options
Contributions are all participant directed. The Plan provides for several investment options. During 2002, the Plan offered 26 mutual funds, the Dow Stock Fund and the Dow Jones Investment Contract Fund.

Vesting
Participants are fully vested in the amount credited to their accounts at all times.

Loan Fund
Plan participants who are active employees can borrow from their individual Plan accounts excluding their voluntary after-tax contributions amount. The minimum amount a participant can borrow is $1,000 and the maximum is the lesser of $50,000 (reduced by the highest outstanding loan balance during the previous twelve months) or 50% of the total value of the participant's Plan accounts, including voluntary after-tax contributions account, but reduced by any prior outstanding loan balances on the date of the loan.

The participant's note held by the Loan Fund is pledged as collateral for the loan. Loan terms range from 1-5 years or up to 10 years for the purchase of a principal residence. Loans bear interest at rates comparable to lending institution rates. The interest rate on loans granted during 2002 ranged from 5.5% to 6.0%. The interest rate on loans granted during 2001 ranged from 6.0% to 10.0%. Interest rates on participant loans are determined by the Program Committee of the Dow Jones Retirement Program based on the prevailing prime rate.

Dow Jones 401(k) Savings Plan
Notes to Financial Statements

Payment of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. On termination of employment due to death, retirement or other reasons, a participant or his or her beneficiary is entitled to receive the value of the funds allocated to the participant's account, in one of the following forms of payment: single distribution, partial payment distributions, quarterly or annual installments, or annuity contract with an insurance company.

A participant may also elect the date on which any distribution shall commence, provided such date shall be no later than December 31 of the year of this attainment of age 70-1/2 if he elects quarterly or annual installments. A participant electing quarterly or annual installments also may elect periodic partial single payment distributions. Inactive participants do not participate in subsequent allocations of employer contributions.

Loan Cancellations
Loan cancellations are recorded as taxable participant distributions at the time of cancellation.

Administrative Expenses
Trustee fees of the Plan are paid by the Plan. All other administrative fees are paid by the Company.

Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Dow Jones Money Purchase Retirement Plan in the Dow Jones Profit Sharing Retirement Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain beneficial interests in such assets. A portion of trust investment assets and trust investment activity are allocable to each plan based upon each Plan's net assets in relation to the total Master Trust net assets. Allocations are performed on a daily basis. Participant loans and related interest income represent specific loans of participants under the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Investment Valuation and Income Recognition
The investments are held by the Plan's trustee, Fidelity Management Trust Company ("Fidelity"). The following policy applies to these investments and any related income subsequently earned.

The investment funds are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. The common shares of the Company are valued at their fair value on December 31, 2002 and 2001, as determined by their quoted market prices. Fair values of investments not having an established market are determined by the fund managers by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield as determined by the

Dow Jones 401(k) Savings Plan
Notes to Financial Statements

fund managers. Investments in benefit - responsive contracts with financial institutions are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents within investment income/loss in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, and interest and dividends. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends, consists of interest earned on the investment contract fund and dividends earned on the various investments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, the most significant of which relate to the valuations of investments. Actual results could differ from those estimates.


3. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Co., an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, investments in these mutual funds qualify as party-in-interest transactions. Trustee fees paid by the Plan amounted to $40,072 for the year ended December 31, 2002.


4. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with financial institutions. These investment contracts typically are uncollateralized contractual obligations under which the issuer agrees to pay a specific rate of interest for a fixed period of time and to repay principal at maturity. The investment contract fund places its contracts with high-credit quality institutions, limiting the amount of credit exposure to any one financial institution.


5. Risk and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Dow Jones 401(k) Savings Plan
Notes to Financial Statements

6. Contracts with Insurance Company and Banks

The Master Trust contains a fund invested in Guaranteed Investment Contracts
(GICS) with various banks and an insurance company, which are managed by Fidelity Management Trust Company. The contracts are included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses because they are all fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuers or otherwise. The fair value of the Master Trust's investment in contracts at December 31, 2002 was $318,014,358. The average yield was approximately 5.94 percent and 6.32 percent for 2002 and 2001, respectively. The crediting interest rate was approximately 5.63 percent and 5.96 percent as of December 31, 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such rates are reviewed on a quarterly basis for resetting.


7. Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.


8. Federal Income Taxes

The Internal Revenue Service (IRS) has issued a determination letter dated July 16, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's sponsor is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Accordingly, no provision for federal income taxes has been made.


9. Other Matters

Transfers in of $912,542 in 2002 represent rollovers of qualified participant balances from qualified plans.


10. Interest in Master Trust

The Plan has approximately a 95.1% and a 97.6% interest in the Master Trust at December 31, 2002 and December 31, 2001, respectively.

Dow Jones 401(k) Savings Plan
Notes to Financial Statements


The net assets of the Master Trust are as follows:

                                            2002                2001
Investments at fair value
  Cash                                $  2,188,863       $  3,231,448
  Mutual Funds                         407,204,088        520,750,645
  Company Common Stock                   2,507,015          2,844,743
  Money Market Funds                    81,482,077         73,521,389
  Participant loans                     12,582,541         13,822,317

Investment at contract value
  Investment contracts                 299,012,369        287,974,703
                                      ------------       ------------
                                      $804,976,953       $902,145,245

Changes in net assets of the Master Trust for the year ended December 31, 2002 are as follows:

Investment results
  Investment income
    Interest and dividends                               $ 24,637,303
    Interest income from participant loans                  1,048,493
    Net depreciation in mutual funds                     (113,735,593)
    Net depreciation in company common stock                 (552,902)
                                                         ------------
Total investment loss, net                               $(88,602,699)
                                                         ============

EXHIBITS
--------

Exhibit

23 Consent of PricewaterhouseCoopers LLP, independent accountants

99 Statement Pursuant to Section 1350(a) of title 18, United States Code